SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 25, 2008 regarding “Ericsson reports first quarter 2008 results.”

First quarter report 2008 April 25, 2008

[Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 07.30 CET, on April 25, 2008.]

Ericsson reports first quarter 2008 results

•	Sales SEK 44.2 (42.2) b., organic growth in constant currencies 9%

•	Operating income SEK 4.3 (8.2) b., excl. restructuring charges of SEK 0.8 b.

•	Operating margin 9.7% (19.3%), excl. restructuring charges of SEK 0.8 b.

•	Cash flow SEK 4.7 (4.6) b., cash conversion 83% (80%)

•	Net income SEK 2.6 (5.8) b.3), incl. restructuring charges of SEK 0.8 b.

•	Earnings per share SEK 0.17 (0.37) 3)

CEO COMMENTS

“Our business developed well in the quarter, considering the present market environment and the declining USD,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “We still find it prudent to plan for a flattish mobile infrastructure market in 2008. The ongoing cost reductions as we adjust to such a scenario are running according to plan.

The sales development in the quarter reflects the demand for mobile infrastructure, especially in high-growth markets. Sales are picking up in the US while Western Europe remains slow. The proportion of new network builds in high-growth markets, especially in India, is increasing. In combination with a weaker USD, this continues to put pressure on our margins.

Professional Services continue to show good growth with increasing demands in all areas, especially in managed services and systems integration. In Multimedia, we continue to invest in R&D in new business opportunities which reduce profitability. Multimedia’s result was also affected by Sony Ericsson’s lower sales which impacted sales of mobile platforms.

The rollout of mobile broadband continues throughout the world. HSPA will be the dominant standard for many years and is now an effective alternative to fixed broadband. Mobile broadband will play a significant role in bridging the digital divide. Furthermore, it is encouraging that LTE, the evolution of HSPA, is supported by the largest operators around the world. We are investing significantly in this technology to secure leadership also in this area,” said Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	First quarter				Fourth quarter
SEK b.	2008		2007	Change	2007	Change
Net sales	44.2		42.2	5%	54.5	-19%
Gross margin	38.6	%1)	43.0%	—	36.1%	—
EBITDA margin	14.7	%1)	23.8%	—	18.4%	—
Operating income	4.3	1)	8.2	-47%	7.6	-44%
Operating margin	9.7	%1)	19.3%	—	14.0%	—
Operating margin excl. Sony Ericsson	7.7	%1)	15.5%	—	9.8%	—
Income after financial items	4.5	1)	8.3	-46%	7.6	-41%
Net income 3)	2.6	2)	5.8	-55%	5.6	-53%
EPS, SEK 3)	0.17	2)	0.37	-54%	0.35	-51%
Cash flow from operating activities	4.7		4.6	3%	12.0	-61%
Cash flow excl. Sony Ericsson	2.5		1.1	—	12.0	—

1)	Excluding restructuring charges of SEK 0.8 b., of which SEK 0.2 b. in cost of sales and SEK 0.6 b. in operating expenses in 2008.

2)	Including restructuring charges of SEK 0.8 b.

3)	Attributable to stockholders of the Parent Company, excluding minority interest.

The year-over-year sales increased by 5%. Growth was negatively affected by a continued weakened USD. Organic growth in constant currencies is estimated to 9% and acquisitions added 2%.

Gross margin amounted to 38.6% (43.0%) and declined year-over-year, mainly due to the business mix with a high proportion of new network buildouts. Sales of software and IPRs were slightly higher in the quarter.

Operating income amounted to SEK 4.3 (8.2) b. in the quarter. Operating expenses amounted to SEK 14.1 (11.8) b. in the quarter due to the impact of the acquired companies, including amortization of intangibles, and increased R&D investments, mainly in LTE, mobile platforms and IPTV. Sony Ericsson’s pre-tax profit contributed SEK 0.9 (1.6) b. to Group operating income in the quarter.

Cash flow from operating activities reached SEK 4.7 (4.6) b. in the quarter. The cash flow includes a dividend from Sony Ericsson of SEK 2.2 b. In the first quarter 2007, Sony Ericsson made an advance payment equivalent to a dividend of SEK 3.5 b. The working capital was slightly up. Cash conversion for the quarter amounted to 83% (80%). Days sales outstanding have increased by eight days in the quarter.

Cash flow from investing activities was SEK 3.2 (-9.2) b. First quarter 2007 was impacted by acquisitions.

Balance sheet and other performance indicators

	Three months	Full year
SEK b.	2008	2007
Net cash	28.3	24.3
Interest-bearing liabilities and post employment benefits	32.0	33.4
Trade receivables	56.4	60.5
Days sales outstanding	110	102
Inventory	24.5	22.5
Of which work in progress	13.8	12.5
Inventory turnover	4.61)	5.2
Payable days	57	57
Customer financing, net	2.7	3.4
Return on capital employed	12%1)	21%
Equity ratio	56%	55%

1)	Excluding effects from restructuring.

During the quarter, approximately SEK 0.8 b. of provisions was utilized for costs related to product warranties, customer projects, restructuring and other. Additions of SEK 2.0 b., including restructuring charges of SEK 0.7 b., and reversals of SEK 0.6 b. have been made as a result of risk assessments in the ongoing business.

At the end of the period, equity amounted to SEK 134.6 b., an increase by SEK 7.3 b. compared to same period last year.

Cost reductions

As announced in the fourth quarter report 2007, cost reductions of SEK 4 b. in annual savings will be made. These reductions will have full effect in 2009. Restructuring charges are estimated to SEK 4 b. and will be recognized as each activity is decided.

During the first quarter, restructuring costs of SEK 0.8 b., of which SEK 0.2 b. in cost of sales and SEK 0.6 b. in operating expenses, have been taken, primarily for reductions in Western Europe. Charges for the restructuring program in Sweden that was announced in April will be effected in the second quarter 2008.

SEGMENT RESULTS

	First quarter				Fourth quarter
SEK b.	2008		2007	Change	2007	Change
Networks sales	30.0		29.3	2%	37.5	-20%
Of which network rollout	4.5		3.8	20%	6.4	-30%
Operating margin	9	%1)	17%	—	10%	—
EBITDA margin	15	%1)	23%	—	15%	—
Professional Services sales	10.3		9.5	8%	12.1	-15%
Of which managed services	3.1		2.6	20%	3.3	-6%
Operating margin	13	%1)	15%	—	15%	—
EBITDA margin	15	%1)	16%	—	16%	—
Multimedia sales	3.9		3.4	16%	4.9	-20%
Operating margin	-13	%1)	8%	—	-9%	—
EBITDA margin	-6	%1)	9%	—	-3%	—

Total sales	44.2		42.2	5%	54.5	-19%

1)	Excluding effects from restructuring.

Networks

Sales in Networks grew by 2% year-over-year despite a negative impact from the USD decline. The sales increase was driven by increased sales of GSM in high-growth markets, especially in China and India. This is reflected in the strong growth in Network rollout services which is a lower margin business. Sales of software and IPRs were slightly higher in the quarter. The EBITDA margin was 15%, flat sequentially.

The demand for GSM remains healthy and the business activity is increasing, particularly in India and China. 3G rollouts are ongoing throughout the world, including major rollouts in Russia and Latin America. The largest proportion of R&D investments in Networks is spent on WCDMA and an increasing part on LTE. Several major operators have announced plans to upgrade their networks to 14.4 Mbps and Ericsson will introduce 21 Mbps during the second half of the year.

Redback has significantly increased its sales outside the US through leveraging Ericsson’s global sales organization. Since the acquisition, Ericsson has signed agreements for the delivery of Redback-based solutions with more than 100 carriers in over 65 countries.

Professional Services

Sales in Professional Services grew by 8% year-over-year with a growth in constant currencies of 10%. As expected, managed services sales decreased sequentially with the reduced scope of the 3 UK contract announced in the fourth quarter 2007 but increased 20% year-over-year. Operating margin in Professional Services declined to 13% (15%) due to the high proportion of new managed services contracts in a start-up phase. With increased network complexity, system integration is a growth area but sales will vary with customer projects.

Multimedia

Sales growth amounted to 16% year-over-year, largely driven by acquisitions. The business activity has been high in the quarter with important reference contracts in IPTV as well as increased traction in Tandberg Television.

Within segment Multimedia, revenue management, service delivery platforms, Tandberg Television and mobile platforms account for the vast majority of sales and generate good growth and margins. The strategy is to leverage these leading positions and invest in new areas for future growth, such as IPTV, IMS and enterprise applications. In these areas, sales are still low and R&D investments are significant.

Sales and operating income for mobile platforms were negatively affected by approximately SEK 0.3 b. in the quarter following Sony Ericsson’s lower sales in the first quarter.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	First quarter			Fourth quarter
EUR m.	2008	2007	Change	2007	Change
Number of units shipped (m.)	22.3	21.8	2%	30.8	-27%
Average selling price (EUR)	121	134	-10%	123	-2%
Net sales	2,702	2,925	-8%	3,771	-28%
Gross margin	29%	30%	—	32%	—
Operating margin	7%	12%	—	13%	—
Income before taxes	193	362	-47%	501	-61%
Net income	133	254	-48%	373	-64%

Units shipped in the quarter reached 22.3 million, a 2% increase compared to the same period last year. Sales declined by 8% year-over-year due to a slowing market growth in the mid-to-high end phones in markets where Sony Ericsson has a strong presence. Gross margin was one percentage point lower than first quarter 2007, reflecting a less favorable product mix.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.9 (1.6) b. in the quarter. During the quarter, Ericsson received a dividend from Sony Ericsson of SEK 2.2 b. A second dividend payment is planned for this year.

REGIONAL OVERVIEW

	First quarter			Fourth quarter
Sales, SEK b.	2008	2007	Change	2007	Change
Western Europe	11.7	12.5	-7%	15.4	-24%
Central and Eastern Europe, Middle
East and Africa	11.1	11.0	1%	14.3	-22%
Asia Pacific	12.9	12.3	5%	13.7	-6%
Latin America	4.2	3.3	25%	6.8	-38%
North America	4.3	3.1	39%	4.3	0%

Western Europe sales declined by 7% year-over-year. The trend of operator consolidation continues. Germany showed good growth, driven by managed services. UK was affected by an overall slow market. The adjusted scope of the managed services contract with 3 UK affects sales but not margins. Spain also showed slower sales in the quarter compared to a strong first quarter 2007.

The overall business activity is high in Central and Eastern Europe, Middle East and Africa although sales were flat year-over-year. During the quarter, Africa and parts of the Middle East showed strong performance. In Russia 3G rollouts are underway.

Asia Pacific sales were up 5% year-over-year. India was up significantly, offsetting a slower investment level in Bangladesh due to political uncertainty. China showed good growth while Japan and Australia were down due to tough year-over-year comparisons.

Latin America sales were up 25% year-over-year. Continued 2G expansions as well as new 3G rollouts in Brazil and Mexico contributed to the strong development.

North America sales grew by 39% year-over-year, due to investments in WCDMA/HSPA. A higher level of IPR-related sales also contributed to the sales growth. The spectrum auction has been concluded and the successful bidders are planning for mobile broadband rollouts over the coming years.

MARKET DEVELOPMENT

Growth rates based on Ericsson and market estimates.

The industry consolidation among operators and our competitors continues and the competition is still intense, especially from Chinese vendors.

Mobile broadband rollouts continue and are expanding to new markets throughout the world. The strong data traffic growth confirms consumer interest in the new multimedia services that are made available.

The concluded 700 MHz auction in the US, the upcoming Chinese telecom reform as well as other license auctions around the world should pave the way for deployments of new networks. The tariff competition continues to be strong in many markets, driving traffic growth further.

HSPA will be the dominant mobile broadband standard for many years. Furthermore, the support from the world’s largest operators underpins LTE’s status as the next global standard.

Mobile subscriptions grew with some 160 million in the quarter to a total of 3.48 billion. 205 million are WCDMA subscriptions, up by 22 million in the first quarter. There are 211 WCDMA networks in 91 countries, of which 185 networks are upgraded to HSPA.

In the twelve-month period ending December 31, 2007, fixed broadband connections grew by 20% to some 335 million.

PLANNING ASSUMPTIONS

Unchanged industry fundamentals and consumer behavior support a positive longer-term outlook. For 2008, we continue to plan for a flattish development in the mobile infrastructure market while the professional services market is expected to show good growth.

PARENT COMPANY INFORMATION

Net sales for the first quarter amounted to SEK 2.0 (0.7) b. and income after financial items was SEK 4.4 (4.0) b.

Major changes in the Parent Company’s financial position for the first quarter include decreased current and non-current receivables from subsidiaries of SEK 5.8 b. and increased cash and bank and short-term investments of SEK 5.5 b. Current and non-current liabilities to subsidiaries decreased by SEK 2.5 b. At the end of the quarter, cash and bank and short-term investments amounted to SEK 51.1 (45.6) b.

Major transactions with related parties include the following transactions and balances with Sony Ericsson Mobile Communications: revenues of SEK 0.6 (0.5) b.; receivables of SEK 0.7 (0.9) b.; dividend of SEK 2.2 (2.6) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 7,291,951 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2008, was 224,699,592 shares of class B.

OTHER INFORMATION

Annual General Meeting

The Annual General Meeting (AGM) decided, as previously announced and in accordance with the proposal from the Board of Directors, on a dividend payment of SEK 0.50 per share for 2007 and with April 14, 2008, as the date of record for dividend. The total dividend payment amounts to SEK 8.0 b.

In accordance with the proposal from the Board of Directors, the AGM resolved on a reversed split of shares 1:5, to the effect that five shares of class A and five shares of class B, respectively, are consolidated into one share of class A and one share of class B respectively. The record date for the reversed split is June 4, 2008.

In accordance with the Board of Directors’ proposals, the AGM resolved the completion of LTV 2007 (Long Term Variable compensation). The AGM also resolved the implementation of LTV 2008, including directed issue of shares, directed acquisition offer and transfer of shares. In addition, the AGM resolved the transfer of treasury stock for previously decided LTV programs. For more details, see www.ericsson.com/investors.

Divestiture of enterprise PBX solutions

On February 18, 2008, Ericsson entered into an agreement to divest its enterprise PBX solutions business, part of segment Multimedia, to Aastra Technologies. The agreement includes transfer of approximately 630 employees. The transaction is expected to close in April 2008.

Delisting from London Stock Exchange

As of April 15, 2008, Ericsson has delisted its class B shares from the London Stock Exchange.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2007 and we have determined that the risk environment has not materially changed. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: unfavorable product mix in the Networks segment with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate; variability in the seasonality could make it more difficult to forecast future sales; effects of the ongoing industry consolidation among the Company’s customers as well as between our largest competitors, e.g. intensified price competition; changes in foreign exchange rates, in particular a continued weakness or further deterioration of the USD/SEK rate; increases in interest rates and the potential effect on operators’ willingness to invest in network development; and continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2007, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, April 25, 2008

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: July 22, 2008

REVIEW REPORT

We have reviewed this report for the period January 1 to March 31, 2008, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, April 25, 2008

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2008/3month08-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 25.

An analysts, investors and media conference call will begin at 15.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations@ericsson.com

Andreas Hedemyr,

Investor Relations

Phone: +46 8 404 37 48

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Vice President,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe, Vice President,

Phone: +46 8 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan-Dec
SEK million	2008	2007	Change	2007
Net sales	44,175	42,156	5%	187,780
Cost of sales	-27,356	-24,034		-114,059

Gross income	16,819	18,122	-7%	73,721
Gross margin %	38.1%	43.0%		39.3%

Research and development expenses	-8,566	-6,453	33%	-28,842
Selling and administrative expenses	-6,106	-5,322	15%	-23,199

Operating expenses	-14,672	-11,775		-52,041

Other operating income and expenses	439	162	171%	1,734
Share in earnings of JVs and associated companies	911	1,642	-45%	7,232

Operating income	3,497	8,151	-57%	30,646
Operating margin %	7.9%	19.3%		16.3%

Financial income	665	556		1,778
Financial expenses	-473	-443		-1,695

Income after financial items	3,689	8,264	-55%	30,729

Taxes	-1,070	-2,415		-8,594

Net income	2,619	5,849	-55%	22,135

Net income attributable to:
Stockholders of the Parent Company	2,645	5,815		21,836
Minority interest	-26	34		299

Other information

Average number of shares, basic (million)	15,905	15,883		15,891
Earnings per share, basic (SEK) 1)	0.17	0.37		1.37
Earnings per share, diluted (SEK) 1)	0.17	0.36		1.37

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2008	Dec 31 2007
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	3,305	3,661
Goodwill	21,165	22,826
Intellectual property rights, brands and other intangible assets	22,443	23,958
Property, plant and equipment	9,119	9,304

Financial assets
Equity in JVs and associated companies	9,119	10,903
Other investments in shares and participations	728	738
Customer financing, non-current	734	1,012
Other financial assets, non-current	2,588	2,918

Deferred tax assets	11,593	11,690
	80,794	87,010
Current assets
Inventories	24,508	22,475
Trade receivables	56,436	60,492
Customer financing, current	1,947	2,362
Other current receivables	16,223	15,062
Short-term investments	24,891	29,406
Cash and cash equivalents	35,417	28,310

	159,422	158,107

Total assets	240,216	245,117

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	133,693	134,112
Minority interest in equity of subsidiaries	866	940

	134,559	135,052

Non-current liabilities
Post-employment benefits	6,719	6,188
Provisions, non-current	373	368
Deferred tax liabilities	2,468	2,799
Borrowings, non-current	21,099	21,320
Other non-current liabilities	1,603	1,714

	32,262	32,389

Current liabilities
Provisions, current	9,683	9,358
Borrowings, current	4,211	5,896
Trade payables	16,571	17,427
Other current liabilities	42,930	44,995

	73,395	77,676

Total equity and liabilities	240,216	245,117

Of which interest-bearing liabilities and post-employment benefits	32,029	33,404

Net cash	28,279	24,312

Assets pledged as collateral	411	1,999
Contingent liabilities	1,144	1,182

Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar		Jan-Dec
SEK million	2008	2007	2007
Operating activities
Net income	2,619	5,849	22,135
Adjustments to reconcile net income to cash
- taxes	-311	-289	1,119
- earnings/dividends in JVs and associated companies	1,736	-1,504	-1,413
- depreciation, amortization and impairment losses	2,214	1,863	8,363
- other	-589	-164	-897

	5,669	5,755	29,307

Changes in operating net assets
Inventories	-2,912	-1,787	-445
Customer financing, current and non-current	660	-120	365
Trade receivables	2,282	200	-7,467
Provisions and post-employment benefits	571	-2,059	-4,401
Other operating assets and liabilities, net	-1,540	2,587	1,851

	- 939	-1,179	-10,097

Cash flow from operating activities	4,730	4,576	19,210

Investing activities
Investments in property, plant and equipment	- 946	-768	-4,319
Sales of property, plant and equipment	209	39	152
Acquisitions/divestments of subsidiaries and other operations, net	7	-15,696	-26,208
Product development	- 333	-206	-1,053
Other investing activities	204	-74	396
Short-term investments	4,059	7,523	3,499

Cash flow from investing activities	3,200	-9,182	-27,533

Cash flow before financing activities	7,930	-4,606	-8,323

Financing activities
Dividends paid	-6	—	-8,132
Other financing activities	-1,026	572	14,390

Cash flow from financing activities	-1,032	572	6,258

Effect of exchange rate changes on cash	209	257	406

Net change in cash	7,107	-3,777	-1,659

Cash and cash equivalents, beginning of period	28,310	29,969	29,969

Cash and cash equivalents, end of period	35,417	26,192	28,310

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan-Mar	Jan-Mar	Jan-Dec
SEK million	2008	2007	2007
Income and expense recognized directly in equity

Actuarial gains and losses related to pensions	-802	-66	1,208

Revaluation of other investments in shares and participations
Fair value measurement reported in equity	-6	8	2

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	1,161	-977	584
Transferred to income statement for the period	-228	-212	-1,390

Changes in cumulative translation adjustments	-3,256	1,330	-797

Tax on items reported directly in/or transferred from equity	-89	341	-73

Total transactions reported in equity	-3,220	424	-466

Net income	2,619	5,849	22,135

Total income and expense recognized for the period	-601	6,273	21,669

Attributable to:
Stockholders of the Parent Company	-533	6,208	21,371
Minority interest	-68	65	298

Other changes in equity:
Sale of own shares	15	15	62
Stock Purchase- and Stock Option Plans	99	139	509
Dividends paid
Stockholders of the Parent Company	—	—	-7,943
Minority interest	-6	—	-189
Business combinations
Minority interest	—	-18	49

Ericsson

CONSOLIDATED INCOME STATEMENT—ISOLATED QUARTERS

	2008	2007
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	44,175	54,460	43,545	47,619	42,156
Cost of sales	-27,356	-34,809	-28,050	-27,166	-24,034

Gross income	16,819	19,651	15,495	20,453	18,122
Gross margin %	38.1%	36.1%	35.6%	43.0%	43.0%

Research and development expenses	-8,566	-7,952	-7,229	-7,208	-6,453
Selling and administrative expenses	-6,106	-7,238	-4,783	-5,856	-5,322

Operating expenses	-14,672	-15,190	-12,012	-13,064	-11,775

Other operating income and expenses	439	781	402	389	162
Share in earnings of JVs and associated companies	911	2,362	1,751	1,477	1,642

Operating income	3,497	7,604	5,636	9,255	8,151
Operating margin %	7.9%	14.0%	12.9%	19.4%	19.3%

Financial income	665	510	389	322	556
Financial expenses	-473	-517	-442	-292	-443

Income after financial items	3,689	7,597	5,583	9,285	8,264

Taxes	-1,070	-1,774	-1,629	-2,776	-2,415

Net income	2,619	5,823	3,954	6,509	5,849

Net income attributable to:
Stockholders of the Parent Company	2,645	5,642	3,970	6,409	5,815
Minority interest	-26	181	-16	100	34

Other information

Average number of shares, basic (million)	15,905	15,896	15,894	15,890	15,883
Earnings per share, basic (SEK) 1)	0.17	0.35	0.25	0.40	0.37
Earnings per share, diluted (SEK) 1)	0.17	0.35	0.25	0.40	0.36

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2008	2007
SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	2,619	5,823	3,954	6,509	5,849
Adjustments to reconcile net income to cash
- taxes	-311	49	-65	1,424	-289
- undistributed earnings in JVs and associated companies	1,736	-2,033	209	1,915	-1,504
- depreciation, amortization and impairment losses	2,214	2,407	1,953	2,140	1,863
- other	-589	-829	63	33	-164

	5,669	5,417	6,114	12,021	5,755

Changes in operating net assets
Inventories	-2,912	3,401	-1,563	-496	-1,787
Customer financing, current and non-current	660	467	-76	94	-120
Trade receivables	2,282	-2,948	-2,443	-2,276	200
Provisions and post-employment benefits	571	-1,011	-824	-507	-2,059
Other operating assets and liabilities, net	-1,540	6,693	-2,813	-4,616	2,587

	-939	6,602	-7,719	-7,801	-1,179

Cash flow from operating activities	4,730	12,019	-1,605	4,220	4,576

Investing activities
Investments in property, plant and equipment	-946	-1,656	-871	-1,024	-768
Sales of property, plant and equipment	209	62	13	38	39
Acquisitions/divestments of subsidiaries and other operations, net	7	196	-2,444	-8,264	-15,696
Product development	-333	-359	-237	-251	-206
Other investing activities	204	604	-92	-42	-74
Short-term investments	4,059	-5,745	67	1,654	7,523

Cash flow from investing activities	3,200	-6,898	-3,564	-7,889	-9,182

Cash flow before financing activities	7,930	5,121	-5,169	-3,669	-4,606

Financing activities
Dividends paid	-6	-7	-177	-7,948	—
Other financing activities	-1,026	2,254	241	11,323	572

Cash flow from financing activities	-1,032	2,247	64	3,375	572

Effect of exchange rate changes on cash	209	315	171	-337	257

Net change in cash	7,107	7,683	-4,934	-631	-3,777

Cash and cash equivalents, beginning of period	28,310	20,627	25,561	26,192	29,969

Cash and cash equivalents, end of period	35,417	28,310	20,627	25,561	26,192

ERICSSON PARENT COMPANY INCOME STATEMENT

	Jan-Mar		Jan-Dec
SEK million	2008	2007	2007
Net sales	1,969	685	3,236
Cost of sales	-376	-3	-368

Gross income	1,593	682	2,868

Operating expenses	-513	-301	-1,351

Other operating income and expenses	629	470	2,723

Operating income	1,709	851	4,240

Financial net	2,713	3,194	10,485

Income after financial items	4,422	4,045	14,725
Transfers to untaxed reserves, net	—	—	-265
Taxes	-539	-406	-1,315

Net income	3,883	3,639	13,145

ERICSSON PARENT COMPANY BALANCE SHEET

SEK million	Mar 31 2008	Dec 31 2007
ASSETS

Fixed assets

Intangible assets	2,893	2,989
Tangible assets	509	443
Financial assets	106,536	106,478

	109,938	109,910

Current assets

Inventories	95	84
Receivables	23,835	28,873
Cash, bank and short-term investments	51,129	45,608

	75,059	74,565

Total assets	184,997	184,475

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Equity
Restricted equity	47,624	47,624
Non-restricted equity	39,129	35,225

	86,753	82,849

Untaxed reserves	1,339	1,339

Provisions	910	1,057

Non-current liabilities	47,322	50,457

Current liabilities	48,673	48,773

Total stockholders’ equity, provisions and liabilities	184,997	184,475

Assets pledged as collateral	410	359
Contingent liabilities	11,887	9,650

ACCOUNTING POLICIES

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New interpretation (IFRIC), endorsed by the EU

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 is mandatory for the Company’s 2008 financial statements, with retrospective application required. It has not had any impact on the consolidated financial statements since the Company is not buying equity instruments from other parties to satisfy its obligations to its employees.

Renaming of recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering)

The Swedish Financial Accounting Standards Council issues recommendations in relation to matters that are unique for Sweden. These recommendations have from January 1, 2008, been given new names, for example RR 30:06 has been renamed to RFR 1.1. The content of the renamed recommendations has not been changed.

The Parent Company

Recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering), related to the Parent Company have also been renamed. None of these changes have had an impact on the financial statements of the Parent Company.

NET SALES BY SEGMENT BY QUARTER

SEK million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	29,992	37,463	28,538	33,666	29,350
- Of which Network rollout	4,520	6,444	4,002	4,309	3,752
Professional Services	10,267	12,134	10,995	10,257	9,516
- Of which Managed services	3,112	3,318	3,352	2,910	2,592
Multimedia	3,916	4,868	4,017	3,650	3,370
Less: Intersegment sales	—	-5	-5	46	-80

Total	44,175	54,460	43,545	47,619	42,156

	2008	2007
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Networks	-20%	31%	-15%	15%	-25%
- Of which Network rollout	-30%	61%	-7%	15%	-32%
Professional Services	-15%	10%	7%	8%	-10%
- Of which Managed services	-6%	-1%	15%	12%	3%
Multimedia	-20%	21%	10%	8%	-26%

Total	-19%	25%	-9%	13%	-22%

	2008	2007
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Networks	2%	-4%	-2%	7%	5%
- Of which Network rollout	20%	16%	14%	26%	-4%
Professional Services	8%	15%	26%	11%	15%
- Of which Managed services	20%	32%	50%	21%	11%
Multimedia	16%	7%	31%	6%	19%

Total	5%	0%	6%	6%	7%

	2008	2007
Year to Date	0803	0712	0709	0706	0703
Networks	29,992	129,017	91,554	63,016	29,350
- Of which Network rollout	4,520	18,507	12,063	8,061	3,752
Professional Services	10,267	42,902	30,768	19,773	9,516
- Of which Managed services	3,112	12,172	8,854	5,502	2,592
Multimedia	3,916	15,905	11,037	7,020	3,370
Less: Intersegment sales	—	-44	-39	-34	-80

Total	44,175	187,780	133,320	89,775	42,156

	2008	2007
YTD year over year change (%)	0803	0712	0709	0706	0703
Networks	2%	1%	3%	6%	5%
- Of which Network rollout	20%	13%	11%	10%	-4%
Professional Services	8%	16%	17%	13%	15%
- Of which Managed services	20%	28%	27%	16%	11%
Multimedia	16%	14%	18%	12%	19%

Total	5%	4%	6%	6%	7%

OPERATING INCOME BY SEGMENT BY QUARTER

SEK million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	1,945	3,836	2,256	6,396	4,910
Professional Services	1,278	1,792	1,682	1,515	1,405
Multimedia	-513	-439	42	-11	273
Phones	895	2,286	1,737	1,464	1,621
Unallocated 1)	-108	129	-81	-109	-58

Total	3,497	7,604	5,636	9,255	8,151

	2008	2007
Year to Date	0803	0712	0709	0706	0703
Networks	1,945	17,398	13,562	11,306	4,910
Professional Services	1,278	6,394	4,602	2,920	1,405
Multimedia	-513	-135	304	262	273
Phones	895	7,108	4,822	3,085	1,621
Unallocated 1)	-108	-119	-248	-167	-58

Total	3,497	30,646	23,042	17,406	8,151

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

OPERATING MARGIN BY SEGMENT BY QUARTER

	2008	2007
As percentage of net sales, isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	7%	10%	8%	19%	17%
Professional Services	12%	15%	15%	15%	15%
Multimedia	-13%	-9%	1%	0%	8%

Total	8%	14%	13%	19%	19%

	2008	2007
As percentage of net sales, Year to Date	0803	0712	0709	0706	0703
Networks	7%	13%	15%	18%	17%
Professional Services	12%	15%	15%	15%	15%
Multimedia	-13%	-1%	3%	4%	8%

Total	8%	16%	17%	19%	19%

Calculation	not applicable for segment Phones and Unallocated.

NUMBER OF EMPLOYEES

	2008	2007
Year to date	0803	0712	0709	0706	0703
Western Europe 1)	42,100	41,500	40,300	39,600	38,050
Central & Eastern Europe, Middle East & Africa	7,700	7,350	6,850	6,200	6,600
Asia Pacific	13,450	13,100	12,350	11,650	11,000
Latin America	6,250	6,550	6,000	5,050	4,600
North America	5,500	5,500	5,450	5,000	4,900

Total	75,000	74,000	70,950	67,500	65,150

1) Of which Sweden	20,200	19,800	19,450	19,300	18,900

EBITDA BY SEGMENT BY QUARTER

SEK million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	3,690	5,767	3,846	8,183	6,643
Professional Services	1,484	1,988	1,828	1,689	1,494
Multimedia	-250	-159	260	167	314
Phones	895	2,286	1,737	1,464	1,621
Unallocated 1)	-108	129	-81	-109	-58

Total	5,711	10,011	7,590	11,394	10,014

	2008	2007
Year to Date	0803	0712	0709	0706	0703
Networks	3,690	24,439	18,672	14,826	6,643
Professional Services	1,484	6,999	5,011	3,183	1,494
Multimedia	-250	582	741	481	314
Phones	895	7,108	4,822	3,085	1,621
Unallocated 1)	-108	-119	-248	-167	-58

Total	5,711	39,009	28,998	21,408	10,014

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

EBITDA MARGIN BY SEGMENT BY QUARTER

	2008	2007
As percentage of net sales, isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	12%	15%	13%	24%	23%
Professional Services	14%	16%	17%	16%	16%
Multimedia	-6%	-3%	6%	5%	9%

Total	13%	18%	17%	24%	24%

	2008	2007
As percentage of net sales, Year to Date	0803	0712	0709	0706	0703
Networks	12%	19%	20%	24%	23%
Professional Services	14%	16%	16%	16%	16%
Multimedia	-6%	4%	7%	7%	9%

Total	13%	21%	22%	24%	24%

Calculation	not applicable for segment Phones and Unallocated.

NET SALES BY MARKET AREA BY QUARTER

SEK million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	11,681	15,396	12,341	12,440	12,508
Central & Eastern Europe, Middle East & Africa	11,123	14,256	11,957	11,468	10,980
Asia Pacific	12,908	13,734	12,027	16,616	12,252
Latin America	4,154	6,750	4,240	4,083	3,310
North America	4,309	4,324	2,980	3,012	3,106

Total 2)	44,175	54,460	43,545	47,619	42,156

1) Of which Sweden	1,993	2,453	1,946	2,055	1,941
2) Of which EU	12,744	17,575	13,643	13,977	13,783

	2008	2007
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-24%	25%	-1%	-1%	-27%
Central & Eastern Europe, Middle East & Africa	-22%	19%	4%	4%	-23%
Asia Pacific	-6%	14%	-28%	36%	-12%
Latin America	-38%	59%	4%	23%	-31%
North America	0%	45%	-1%	-3%	-22%

Total 2)	-19%	25%	-9%	13%	-22%

1) Of which Sweden	-19%	26%	-5%	6%	-15%
2) Of which EU	-27%	29%	-2%	1%	-26%

	2008	2007
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-7%	-10%	6%	-3%	9%
Central & Eastern Europe, Middle East & Africa	1%	-1%	10%	-3%	16%
Asia Pacific	5%	-2%	3%	32%	26%
Latin America	25%	41%	1%	7%	-9%
North America	39%	9%	3%	-19%	-41%

Total 2)	5%	0%	6%	6%	7%

1) Of which Sweden	3%	7%	3%	2%	19%
2) Of which EU	-8%	-6%	5%	-6%	11%

	2008	2007
Year to date	0803	0712	0709	0706	0703
Western Europe 1)	11,681	52,685	37,289	24,948	12,508
Central & Eastern Europe, Middle East & Africa	11,123	48,661	34,405	22,448	10,980
Asia Pacific	12,908	54,629	40,895	28,868	12,252
Latin America	4,154	18,383	11,633	7,393	3,310
North America	4,309	13,422	9,098	6,118	3,106

Total 2)	44,175	187,780	133,320	89,775	42,156

1) Of which Sweden	1,993	8,395	5,942	3,996	1,941
2) Of which EU	12,744	58,978	41,403	27,760	13,783

	2008	2007
YTD year over year change (%)	0803	0712	0709	0706	0703
Western Europe 1)	-7%	-1%	4%	2%	9%
Central & Eastern Europe, Middle East & Africa	1%	5%	7%	6%	16%
Asia Pacific	5%	14%	21%	29%	26%
Latin America	25%	12%	0%	-1%	-9%
North America	39%	-15%	-24%	-32%	-41%

Total 2)	5%	4%	6%	6%	7%

1) Of which Sweden	3%	8%	8%	10%	19%
2) Of which EU	-8%	0%	3%	2%	11%

TOP 15 MARKETS IN SALES

Market	YTD Share of total sales
CHINA	7%
INDIA	6%
UNITED STATES	6%
ITALY	5%
SPAIN	5%
SWEDEN	5%
INDONESIA	4%
CANADA	4%
JAPAN	3%
UNITED KINGDOM	3%
BRAZIL	3%
NIGERIA	3%
GERMANY	3%
AUSTRALIA	2%
PAKISTAN	2%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million
Jan - Mar 2008	Networks	Professional Services	Multimedia	Total
Western Europe	5,663	4,525	1,493	11,681
Central & Eastern Europe, Middle East & Africa	8,062	1,948	1,113	11,123
Asia Pacific	10,180	1,986	742	12,908
Latin America	2,890	970	294	4,154
North America	3,197	838	274	4,309

Total	29,992	10,267	3,916	44,175

Share of Total	68%	23%	9%	100%

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	2008	2007
SEK million	Q1	Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,547	1,930	1,242	1,411	1,160
Purchases from Sony Ericsson	170	39	11	232	51
Receivables from Sony Ericsson	1,097	932	132	178	116
Liabilities to Sony Ericsson	330	204	1,357	2,464	3,720
Dividends from Sony Ericsson	2,220	—	1,388	2,561	—

PROVISIONS

SEK million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Opening balance	9,726	10,357	11,675	12,291	13,882
Additions	2,019	1,710	874	1,056	1,519
Utilization/Cash out	-781	-1,215	-1,341	-1,276	-2,476
Reversal of excess amounts	-622	-1,401	-668	-1,006	-675
Reclassification, translation difference and other	-286	275	-183	610	41
Closing balance	10,056	9,726	10,357	11,675	12,291

	2008	2007
Year to date	0803	0712	0709	0706	0703
Opening balance	9,726	13,882	13,882	13,882	13,882
Additions	2,019	5,159	3,449	2,575	1,519
Utilization/Cash out	-781	-6,308	-5,093	-3,752	-2,476
Reversal of excess amounts	-622	-3,750	-2,349	-1,681	-675
Reclassification, translation difference and other	-286	743	468	651	41
Closing balance	10,056	9,726	10,357	11,675	12,291

ERICSSON

OTHER INFORMATION

	Jan-Mar		Jan-Dec
	2008	2007	2007
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132
Of which class A-shares (million)	1,309	1,309	1,309
Of which class B-shares (million)	14,823	14,823	14,823
Number of treasury shares, end of period (million)	225	247	232
Number of shares outstanding, basic, end of period (million)	15,908	15,886	15,900
Number of shares outstanding, diluted, end of period (million)	15,986	15,960	15,974
Average number of treasury shares (million)	228	250	242
Average number of shares outstanding, basic (million)	15,905	15,883	15,891
Average number of shares outstanding, diluted (million)1)	15,983	15,957	15,964
Earnings per share, basic (SEK)	0.17	0.37	1.37
Earnings per share, diluted (SEK)1)	0.17	0.36	1.37

Ratios
Equity ratio, percent	56.0%	56.6%	55.1%
Capital turnover (times)	1.1	1.2	1.2
Trade receivable turnover (times)	3.0	3.3	3.4
Inventory turnover (times)	4.7	4.2	5.2
Return on equity, percent	7.9%	18.9%	17.2%
Return on capital employed, percent	9.9%	23.8%	20.9%
Days Sales Outstanding	110	107	102
Payable days	57	67	57
Payment readiness, end of period	67,992	56,380	64,678
Payment readiness, as percentage of sales	38.5%	33.4%	34.4%

Exchange rates used in the consolidation
SEK / EUR - average rate	9.43	9.17	9.24
- closing rate	9.40	9.35	9.45
SEK / USD - average rate	6.23	6.97	6.74
- closing rate	5.95	7.02	6.43

SEK million

Other
Additions to property, plant and equipment	946	768	4,319
- Of which in Sweden	399	234	1,250
Additions to capitalized development expenses	333	206	1,053
Capitalization of development expenses, net	-356	-336	-1,334

Depreciation, amortization and impairment losses
Development expenses	689	542	2,387
Property, plant and equipment and other intangible assets	1,525	1,321	5,976

Total depreciation, amortization and impairment losses	2,214	1,863	8,363
Export sales from Sweden	26,055	22,484	102,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2008

Research and development expenses

We estimate R&D expenses for the full year to be at about the same runrate level as in the second half of 2007. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2008 to be around 28%.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2008, remaining at roughly two percent of sales.

Utilization of provisions

Expected utilization of provisions for year 2008 is stated in the Annual report, note C18.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 25, 2008